20 May 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 263,000 RELX PLC ordinary shares at a price of 1231.1237p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 81,347,280 ordinary shares in treasury, and has 1,095,529,007 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 17,467,500 shares.

RELX NV announces that today, it purchased (through UBS Limited) 234,200 RELX NV ordinary shares at a price of €15.1385 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 72,805,694 ordinary shares in treasury, and has 976,290,553 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 15,692,300 shares.